UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 10, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on July 10, 2012, entitled "Statoil to resume production after compulsory arbitration".

Statoil to resume production after compulsory arbitration

Statoil (OSE: STL, NYSE: STO) is preparing to resume production at installations that have been affected by a strike, after the government decided to impose compulsory arbitration in the pay settlement for the Norwegian continental shelf.

Norwegian Minister of Labour Hanne Bjurstrøm has informed the parties in the offshore pay settlement that the government will propose to Parliament that the conflict be resolved by compulsory arbitration. At the request of the Minister the parties are to resume work as soon as possible. The lockout that has been announced for the Norwegian continental shelf will therefore not come into force.

On Thursday 5 July, the Norwegian Oil Industry Association (OLF) announced an impending lockout for all members of the unions Industry Energy (Industri Energi), the Organisation of Energy Personnel (SAFE) and the Norwegian Organisation of Managers and Executives (Lederne) affected by the offshore agreement. The lockout was due to come into force on Monday 9 July at 24:00, but instead, the parties will meet in the national wage arbitration tribunal that will make a binding decision in the on-going labour dispute.

Statoil installations that have been affected by the labour dispute are the Oseberg Field Centre, Oseberg South, Oseberg East, Oseberg C, Heidrun, Huldra, Veslefrikk and Brage. Production from these installations will be resumed as quickly as possible. It may take from 1 to 2 days to get production started and Statoil expects to have the fields back in full production within a week.

Contact persons:

Investor relations
Morten Sven Johannessen, Director, USA, +1 2035702524 (mobile)

Jesper Børs-Lind, IR Officer, + 47 91756464 (mobile)

Media
Jannik Lindbæk Jr, vice president, media relations, +47 97755622 (mobile)

Bård Glad Pedersen, media spokesperson, +47 91801791 (mobile)

This information is subject to the Securities Trading Act § 5-12

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: July 10, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer